BIT DIGITAL, INC.

33 Irving Place

New York, New York 10013

November 8, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Registration Statement on Form F-3
Last Filed October 20, 2021
File No. 333-258330

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated November 3, 2021. We have submitted Amendment No. 3 to the Registration Statement (the “Amendment”) on this date reflecting the Company’s responses. Set forth below are the Company’s responses, which appear in the same order of the comments which are repeated below for each of reference.

Amendment No. 2 to Registration Statement on Form F-3 Cover page

1.	Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.

Response to No. 1. This comment has been complied with. Disclosure has been made as to the transfer or cash and other assets and the payment of dividends and distributions to date.

2.	Please remove the disclosure on the cover page that recent statements and regulatory actions by China’s government “are not expected to result in an adverse impact on [y]our corporate structure going forward or have a material change in [y]our operations and/or the value of [y]our securities or significantly limit or completely hinder [y]our ability to offer or continue to offer securities to investors or cause the value of such securities to significantly decline or be worthless,” and that you “do not believe such developments will adversely impact the Company’s ability to conduct its business, accept foreign investments, or continued listing on Nasdaq or decrease the value of [y]our securities and/or significantly limit or completely hinder [y]our ability to offer or continue to offer our securities to investors.” Your cover page should highlight the risks posed by having been a China-based issuer and by your previous and current operations in China. In this regard, we note your disclosure on pages 15 to 20.

Response to No. 2. This comment has been complied with. We revised the disclosure concerning recent statements and regulatory actions by China’s government and replaced them with the material risks posed by having been a China-based issuer and by our previous and current operations in China, which are provided in greater detail under “Risk Factors” commencing on page 15.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2021

Prospectus Summary, page 1

3.	We note your responses to our prior comments 1 and 2 and reissue in part. On page 1, you continue to state that you currently conduct your business through your “operating entities in China.” In addition, on page 2 you disclose that your operations in China include “the deployment of [your] crypto assets by Bit Digital Strategies Limited.” If you continue to have operating subsidiaries in China, please explain why they are not depicted in the diagram on page 2. Additionally, if applicable, please provide a separately captioned section in the Prospectus Summary explaining your current corporate structure, and clearly describe the operations of your operating entities in China and include cross references to relevant risk factors. Also, revise for consistency with your disclosure on page 2 where you state that you have no subsidiaries in mainland China. Finally, please clarify your current business operations in Hong Kong, and disclose whether your business operations in Hong Kong will continue given that all of your mining operations are conducted in the United States and Canada.

Response to No. 3. This comment has been complied with. We do not have any operating subsidiaries in mainland China, or elsewhere, other than the six that are described in the diagram. We deleted the reference on page 1 that our Hong Kong subsidiaries are “our operating subsidiaries in China.” Thus, the sole limited operations in China are set forth in the first bullet under the Corporate Structure diagram along with a cross-reference to relevant risk factors.

4.	We note your disclosure on page 2 that no permissions have been requested from the CSRC or the CAC. Please disclose the consequences if such permissions should have been requested and obtained. In addition, revise your disclosure on page 2 to address the fact that there is pending legislation that would reduce the number of consecutive non- inspection years required for triggering prohibitions under the HFCA Act from three years to two years.

Response to No. 4. This comment has been complied with. The second bullet under the diagram has been expanded to set forth the consequences if permission should have been requested from the CSRC or the CAC. The third bullet under the diagram has been expanded to disclose the fact there is pending legislation that would reduce the number of consecutive non-inspection years required for triggering prohibitions under the HFCA from three years to two years.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2021

Our Company, page 3

5.	Please describe the “security interest in the miners and other equipment” that you granted to Compute North. In addition, we note that the term of your agreement with Compute North is for the remainder of any Equipment Term. Please disclose the remainder of your current Equipment Terms.

Response to No. 5. This comment has been complied with. The security interest has been described exactly as it is provided in the contract. The remainder terms of the two batches of miners have been disclosed. Disclosure has been made of the current status of operations at both Compute North and Link Global.

6.	Refer to your response to comment 5. Please disclose whether your custodians store all digital assets you own, including stablecoins, or explain in sufficient detail how you store such stablecoins. In addition, state whether you hold any insurance for your digital assets, and, if so, provide a brief description of the insurance. In this regard, we note your disclosure on page 7 that you are actively seeking insurance for your digital assets.

Response to No. 6. This comment has been complied with. We have disclosed that the custodians store all digital assets we own, including bitcoins, stablecoins, ETH or WBTC tokens. We have expanded the discussion of the amounts of insurance maintained by our custodians on our digital assets.

Currency Transactions, page 7

7.	We note your disclosure that you exchange bitcoins for USDT or USDC. Please disclose the risks associated with such digital assets, including the risk of volatility of the digital assets and the risk that such digital assets could be deemed securities under the U.S. federal securities laws. Please describe your internal processes for how you determine whether the digital assets you hold are securities within the meaning of the U.S. federal securities laws and clarify that such processes are risk based assessments and are not a legal standard or binding on regulators. Please also tell us whether you have any plans to hold any other types of digital assets in the future, and, if so and if known, identify such digital assets, and describe how you would make a determination of whether to hold other types of digital assets.

Response to No. 7. This comment has been complied with. We have disclosed the risks on holding bitcoins, ETH, WBTC tokens and stablecoins from both an SEC standpoint, as well as the volatility of digital assets. We have disclosed how we determine whether digital assets are securities, that we have temporarily taken and may from time to time temporarily take receipt of immaterial amounts of other digital assets, and that other than bitcoin, stablecoins, WBTC tokens and ETH, we have no plans to hold material amounts of any other types of digital assets in the future. A cross-reference has been made to the appropriate risk factors.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 8, 2021

8.	Please disclose why you hold digital assets other than Bitcoin.

Response to No. 8. This comment has been complied with. We have disclosed under Custodian Accounts and Currency Transactions that we only sell Bitcoin where there is a need to fund working capital and the purchase of mining equipment, as well as for deployment by our subsidiary Bit Digital Strategies Limited.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang